As filed with the Securities and Exchange Commission on January 14, 2016

Securities Act File No. 333-193915

Investment Company Act File No. 811-22882

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 3	[X]

and/or

Registration Statement under the Investment Company Act of 1940	[X]
Amendment No. 5

BMO LGM FRONTIER MARKETS EQUITY FUND

(Exact Name of Registrant as Specified in Charter)

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (800) 236-3863

John M. Blaser

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

Copies to:

Michael P. O’Hare, Esquire

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

Approximate date of proposed public offering:

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[   ] when declared effective pursuant to section 8(c)

[X] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

[   ] This post-effective amendment designates a new effective date for a previously filed registration statement.

Explanatory Note: Parts A and B of Post-Effective Amendment No. 2 to the Registration Statement (File No. 333-193915) filed on December 29, 2015, in the forms filed on December 30, 2015 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 99.a.3 to this Registration Statement, the Certificate of Amendment to the Certificate of Trust of the Registrant dated July 25, 2014.

BMO LGM Frontier Markets Equity Fund

PART C – OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

Part A	Financial Highlights for the period from September 1, 2014 through August 31, 2015.

Part B	Incorporated by reference to the Registrant’s annual report to shareholders: The Audited Financial Statements and Financial Highlights of the Registrant for the period from September 1, 2014 through August 31, 2015, including the report of KPMG LLP.

(2) Exhibits:

(a)(1)	Certificate of Trust of the Registrant dated July 1, 2013.(1)

(a)(2)	Agreement and Declaration of Trust of the Registrant dated August 14, 2013.(4)

(a)(3)	Certificate of Amendment to the Certificate of Trust of the Registrant dated July 25, 2014.(#)

(b)	By-Laws of the Registrant dated August 14, 2013.(4)

(c)	Not applicable.

(d)	Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX Bylaws – Articles II and VIII

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Advisory Agreement between the Registrant and BMO Asset Management Corp.(4)

(g)(2)	Subadvisory Agreement between the Registrant and LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited), an affiliate of the BMO Asset Management Corp.(4)

(g)(3)	Expense Limitation Agreement.(4)

(h)(1)	Form of Distribution Agreement between the Registrant and M&I Distributors, LLC.(1)

(h)(2)	Form of Services Agreement.(2)

(i)	Not applicable.

(j)	Form of Master Custodian Agreement between the Registrant and State Street Bank and Trust Company.(2)

(k)(1)	Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc.(2)

(k)(2)	Form of Administrative Services Agreement between the Registrant and BMO Asset Management Corp.(2)

(k)(3)	Form of Sub-Administration Agreement between BMO Asset Management Corp. and UMB Fund Services, Inc.(2)

(k)(4)	Form of Shareholder Services Agreement between the Registrant and BMO Asset Management Corp.(2)

(l)	Opinion and Consent of Counsel (Stradley Ronon Stevens & Young, LLP). (3)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm (KPMG LLP).(5)

(o)	Not applicable.

(p)	Initial Seed Capital Letter.(2)

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant and BMO Asset Management Corp. dated October 1, 2013.(2)

(r)(2)	Code of Ethics for LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited) dated October 2013.(2)

(r)(3)	Code of Ethics for BMO Investment Distributors, LLC (formerly, M&I Distributors, LLC) dated January 1, 2008.(2)

(s)	Power of Attorney.(1)

(#)	Filed herewith.
(1)	Exhibit to Registration Statement filed September 5, 2013.*
(2)	Exhibit to Registration Statement filed December 17, 2013.*
(3)	Exhibit to Registration Statement filed February 12, 2014.*
(4)	Exhibit to Registration Statement filed December 23, 2014.*
(5)	Exhibit to Registration Statement filed December 29, 2015.*

*	Incorporated by reference.

ITEM 26.	Marketing Arrangements

Not applicable.

ITEM 27.	Other Expenses of Issuance and Distribution

Not applicable.

ITEM 28.	Persons Controlled by or Under Common Control with Registrant.

None.

ITEM 29.	Number of Holders of Securities.

As of December 1, 2015:

Title of Class	Number of Record Holders

Class Y	22

ITEM 30.	Indemnification.

Indemnification. Articles III and VII of the Agreement and Declaration of Trust.

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

(a) Indemnification of the Trustees and officers of the Registrant is provided for in Article VII of the Registrant’s Agreement and Declaration of Trust.

ITEM 31.	Business and Other Connections of Investment Adviser

BMO Asset Management Corp. (the “Adviser”) serves as the investment adviser for the Registrant. The Adviser is a registered investment adviser and wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal (“BMO”), a Canadian bank holding company. The business and other connections of the Adviser, as well as the names and titles of the executive officers and directors of the Adviser, are further described in the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) filed with the SEC.

LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited ) (“LGM Investments”) serves as sub-adviser for the Registrant. LGM Investments is a registered investment adviser and wholly-owned subsidiary of LGM (Bermuda) Limited (formerly, Lloyd George Management (Bermuda) Limited) (“LGM”) and an indirect wholly-owned subsidiary of BMO. The business and other connections of LGM Investments, as well as the names and titles of the executive officers and directors of LGM Investments, are further described in LGM Investments’ Form ADV filed with the SEC.

BMO is the ultimate parent company of the Adviser and LGM Investments. Accordingly, the Adviser and LGM Investments are affiliates. To the best of Registrant’s knowledge, none of the Adviser’s directors or executive officers is or has been engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years, except as noted in the “Directors and Officers” section of the Registrant’s Statement of Additional Information, which is incorporated herein by reference.

ITEM 32.	Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Registrant’s Investment Adviser	BMO Management Corp. 111 East Kilbourn Avenue, Suite 200 Milwaukee, WI 53202

Registrant’s Sub-Adviser	LGM Investments Limited 95 Wigmore Street London United Kingdom

Registrant’s Distributor	BMO Investment Distributors, LLC 115 South LaSalle Street, Chicago, IL 60603

Item 33. Management Services.

None.

Item 34. Undertakings.

1. Not applicable.

2. Not applicable.

3. Not applicable.

4.a. The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Not Applicable.

d. The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable.

6. An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin on the 14th day of January, 2016.

BMO LGM Frontier Markets Equity Fund (Registrant)

By:	/s/ John M. Blaser
John M. Blaser
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 14, 2016 by the following persons in the capacities indicated.

Signature	Title

/s/ John M. Blaser	President (principal executive officer) and Trustee
John M. Blaser

/s/ Timothy M. Bonin	Chief Financial Officer and Treasurer (principal financial officer)

Timothy M. Bonin

*	Trustee
Larry D. Armel

*	Trustee
Ridge A. Braunschweig

*	Trustee
Christopher B. Begy

*	Trustee
Benjamin M. Cutler

*	Trustee
John A. Lubs

*	Trustee
James Mitchell

*	Trustee
Barbara J. Pope

*By:	/s/ John M. Blaser
John M. Blaser
Attorney in fact pursuant to Power of Attorney previously filed

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(3)	Certificate of Amendment to the Certificate of Trust of the Registrant dated July 25, 2014.